UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 10, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated September 10, 2013 entitled:

“NXP Announces Launch of Senior Unsecured Notes Offering”.

Exhibits

1.	Press release dated September 10, 2013 entitled: “NXP Announces Launch of Senior Unsecured Notes Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 10th day of September 2013.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

Exhibit 1

NOT FOR DISTRIBUTION IN ITALY

NXP Announces Launch of Senior Unsecured Notes Offering

Eindhoven, the Netherlands, September 10, 2013. NXP Semiconductors N.V. (NASDAQ: NXPI) (together with its subsidiaries, “NXP”) announced today that its subsidiaries NXP B.V. and NXP Funding LLC intend to offer USD 500 million aggregate principal amount of senior notes due 2016 (“Unsecured Notes”) pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Unsecured Notes will be structurally subordinated to the liabilities, including trade payables, of NXP’s subsidiaries that have not guaranteed the Unsecured Notes. In addition, the Unsecured Notes will be effectively subordinated to all secured debt of the issuers and the guarantors, to the extent of the value of the assets securing such debt. NXP intends to use the net proceeds of the offering to repay amounts outstanding under its U.S. dollar denominated 9.75% senior secured notes due 2018 and for general corporate purposes.

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offer or sale of the new notes shall be made in any jurisdiction where such an offer or sale would be unlawful. Any securities referred to herein have not been and will not be registered under the Securities Act, and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom.

This press release is not for distribution to any Italian person or any address in the Republic of Italy. In the Netherlands, an offer is made exclusively to legal entities which are qualified investors as defined in the Prospectus Directive 2003/71/EC, as amended from time to time (the “Prospectus Directive”). No prospectus is required in accordance with the Prospectus Directive and Regulation (EC) No. 809/2004.

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries.

For further information, please contact:

Investors

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media

Pieter van Nuenen

pieter.van.nuenen@nxp.com

+31 (0)40 272 53 98